UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated April 29, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Resolutions of Nokia Corporation’s Annual General Meeting
•	Nokia Corporation’s Board of Directors’ Assembly Meeting Decisions and Dividend

Stock exchange release 29 April 2025	1 (3)

Nokia Corporation

Stock Exchange Release

29 April 2025 at 15.45 EEST

Resolutions of Nokia Corporation’s Annual General Meeting

Espoo, Finland – The Annual General Meeting (AGM) of Nokia Corporation took place today 29 April 2025 in Helsinki, Finland. The AGM approved all the proposals of the Board of Directors to the AGM.

The AGM adopted the Company’s financial statements, discharged the members of the Board and the President and Chief Executive Officer from liability for the financial year 2024 and adopted the Company’s Remuneration Report and Remuneration Policy. In addition, the AGM adopted the following resolutions.

Authorization to the Board to decide on the asset distribution

The AGM decided that no dividend is distributed by a resolution of the Annual General Meeting and authorized the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.

The authorization is valid until the opening of the next Annual General Meeting. The Board will resolve separately on the amount and timing of each distribution of the dividend and/or assets from the reserve for invested unrestricted equity so that the preliminary record and payment dates will be as set out below. The Company shall make a separate announcement of each such Board resolution confirming the relevant record and payment dates.

Preliminary record dates	Preliminary payment dates
5 May 2025	12 May 2025
29 July 2025	7 August 2025
28 October 2025	6 November 2025
3 February 2026	12 February 2026

Each installment based on the resolution of the Board of Directors will be paid to a shareholder registered in the Company’s shareholders’ register maintained by Euroclear Finland Oy on the record date of the payment.

Composition of the Board of Directors

The AGM resolved to elect ten members to the Board. The following eight members of the Board were re-elected for the term ending at the close of the next Annual General Meeting: Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Mike McNamara, Thomas Saueressig and Kai Öistämö. In addition, the AGM resolved to elect Pernille Erenbjerg and Timo Ihamuotila as new members of the Board of Directors for the same term of office. The qualifications and career experience of the elected Board members are available on the Company’s website at https://www.nokia.com/about-us/company/leadership-and-governance/board-of-directors/meet-the-board/.

Board members’ remuneration

The AGM resolved that the annual fees to be paid to the members of the Board for the term ending at the close of the next Annual General Meeting are as follows:

•	EUR 440 000 for the Chair of the Board;

www.nokia.com

Stock exchange release 29 April 2025	2 (3)

•	EUR 210 000 for the Vice Chair of the Board;

•	EUR 185 000 for each member of the Board;

•	EUR 30 000 each for the Chairs of the Audit Committee and the Personnel Committee and EUR 20 000 each for the Chairs of the Technology Committee and the Strategy Committee as an additional annual fee; and

•	EUR 15 000 for each member of the Audit Committee and Personnel Committee and EUR 10 000 for each member of the Technology Committee and Strategy Committee as an additional annual fee.

The AGM resolved that approximately 40% of the annual fee will be paid in Nokia shares. The rest of the annual fee would be paid in cash to cover taxes arising from the remuneration. The members of the Board shall retain until the end of their directorship such number of shares that they have received as Board remuneration during their first three years of service on the Board. If the term of a Board member terminates before the Annual General Meeting of 2026, the Board has a right to decide upon potential reclaim of the annual fees as it deems appropriate.

The AGM also resolved to pay a meeting fee of EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring intracontinental travel for Board and Committee meetings to all Board members. The meeting fee is paid for a maximum of seven meetings per term. Only one meeting fee is paid if the travel entitling to the fee includes several meetings of the Board and the Committees. The AGM also resolved that the members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

Auditor and Sustainability Reporting Assurer

The AGM re-elected audit firm Deloitte Oy as the auditor for Nokia for the financial year 2026. In addition, the AGM elected authorized sustainability audit firm Deloitte Oy as the sustainability reporting assurer for Nokia Corporation for the financial year 2026. Deloitte Oy has informed the Company that the key audit partner and key sustainability partner will be Authorized Public Accountant (KHT) and Authorized Sustainability Auditor (KRT) Jukka Vattulainen.

The AGM resolved, in accordance with the Board proposal, that the auditor and the sustainability reporting assurer elected for 2026 be reimbursed based on the purchase policy approved by the Board’s Audit Committee and the invoices approved by the Company

Authorizations to resolve on the repurchase of the Company’s own shares and on the issuance of shares and special rights entitling to shares

The AGM authorized the Board to resolve to repurchase a maximum of 530 million Nokia shares by using funds in the unrestricted equity. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The authorization is effective until 28 October 2026 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on 3 April 2024 to the extent that the Board has not previously resolved to repurchase shares based on the respective authorization.

www.nokia.com

Stock exchange release 29 April 2025	3 (3)

The AGM authorized the Board to resolve to issue a maximum of 530 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Companies Act in one or more issues. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or treasury shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization is effective until 28 October 2026 and it terminated the corresponding authorization granted by the Annual General Meeting on 3 April 2024.

Minutes of the Annual General Meeting

The minutes of the AGM will be available on the Company’s website latest on 13 May 2025.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 29 April 2025	1 (2)

Nokia Corporation

Stock Exchange Release

29 April 2025 at 16.15 EEST

Nokia Corporation’s Board of Directors’ Assembly Meeting Decisions and Dividend

Composition of the Board and Committees

In its assembly meeting, the Board of Directors of Nokia Corporation elected Sari Baldauf as Chair and Timo Ihamuotila as Vice Chair of the Board.

The following Board members were elected to the Board’s Committees:

•	Thomas Dannenfeldt was elected as Chair and Pernille Erenbjerg, Lisa Hook and Mike McNamara as members of the Audit Committee.

•	Timo Ihamuotila was elected as Chair and Sari Baldauf, Pernille Erenbjerg and Thomas Saueressig as members of the Corporate Governance and Nomination Committee.

•	Thomas Dannenfeldt was elected as Chair and Timo Ahopelto, Sari Baldauf and Elizabeth Crain as members of the Personnel Committee.

•	Kai Öistämö was elected as Chair and Timo Ahopelto, Mike McNamara and Thomas Saueressig as members of the Technology Committee.

•	Elizabeth Crain was elected as Chair and Sari Baldauf, Lisa Hook, Timo Ihamuotila and Kai Öistämö as members of the Strategy Committee.

Dividend

The Board of Directors has resolved, on the basis of the authorization by the Annual General Meeting 2025, on a dividend of EUR 0.04 per share. The dividend will be paid to a shareholder registered in the Company’s shareholders’ register maintained by Euroclear Finland Oy. on the record date of the payment, on 5 May 2025. The dividend will be paid on 12 May 2025. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced dividend, the Board’s remaining asset distribution authorization is a maximum of EUR 0.10 per share.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 29 April 2025	2 (2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal